UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

IVANHOE’S DEVELOPMENT PLAN CONFIRMS EXPANSION OF ENTRÉE’S COPPER FLATS MINERALIZATION

Vancouver, B.C., Tuesday October 4, 2005 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI - “Entrée” or the “Company”) comments on recent announcements by Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; - “Ivanhoe”), including its Integrated Development Plan (“IDP”) for the Oyu Tolgoi copper/gold project, announced on September 29, 2005. These disclosures have significant implications for the Hugo North extension zone of mineralization currently being delineated on Entrée’s Copper Flats project area.

The IDP highlights progress on Oyu Tolgoi and outlines a development plan to bring into production a copper and gold mine with a projected life of 35 years. It is estimated that the mine will produce over 15 million tonnes (more than 33 billion pounds) of copper and over 11 million ounces of gold, at a cash cost of US$0.40 per pound of copper, or less, subject to gold hedging.

Ivanhoe’s recent announcements have several significant implications for Entrée’s Copper Flats project:

•

The Hugo North deposit is now recognized as the richest of its kind in history and the gold:copper ratios and overall metal values in the vicinity of the Entrée-Ivanhoe property boundary are the highest in the entire deposit.

•

The extension of the Hugo North deposit onto Copper Flats has now been traced for over 600 metres and remains open to the north and to depth. Drilling results, announced by Entree on September 28, 2005, confirmed the presence of additional, high-grade, copper/gold mineralization 175 metres north of the most northerly previous intersection.

•

Ivanhoe has disclosed a targeted resource for current infill drilling at Copper Flats. It is expected that there will be sufficient drill density to estimate an inferred resource by year end for the mineralized system delineated to date.

•	The continued extension of the high-grade mineralization at Copper Flats could support the development of a mine on the property.

Greg Crowe, Entrée’s President and CEO, commented: “The value of Copper Flats is increasing as the system grows with the continuing delineation of high-grade mineralization. The development of a separate mine at Copper Flats would be very significant for Entrée.”

Ivanhoe continues its aggressive exploration of Copper Flats, which currently includes both infill drilling to upgrade the potential copper/gold resource and expansion drilling to test the continued northern extension of mineralization.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in the Company’s news releases. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab at the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Recent equity investments from Ivanhoe and Rio Tinto plc (NYSE: RTP; LSE: RIO.L – “Rio Tinto”), have increased the Company’s operating cash to approximately CDN$26 million and allowed it to expand its budgets for its independent exploration of its Lookout Hill and Ulziit Uul projects. The current program at Lookout Hill has been increased from US$3 million to an estimated US$5.1 million; while the program budget at Ulziit Uul has been increased from US$0.9 million to an estimated US$1.9 million.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

October 4, 2005

Item 3.	News Release

The News Release dated October 4, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

Item 4.	Summary of Material Change

The Company commented on recent announcements by Ivanhoe Mines Ltd., including its Integrated Development Plan for the Oyu Tolgoi copper/gold project, announced on September 29, 2005. These disclosures have significant implications for the Hugo North extension zone of mineralization currently being delineated on the Company’s Copper Flats project area.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 4th day of October, 2005.

SCHEDULE “A”

IVANHOE’S DEVELOPMENT PLAN CONFIRMS EXPANSION OF ENTRÉE’S COPPER FLATS MINERALIZATION

Vancouver, B.C., Tuesday October 4, 2005 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI - “Entrée” or the “Company”) comments on recent announcements by Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; - “Ivanhoe”), including its Integrated Development Plan (“IDP”) for the Oyu Tolgoi copper/gold project, announced on September 29, 2005. These disclosures have significant implications for the Hugo North extension zone of mineralization currently being delineated on Entrée’s Copper Flats project area.

The IDP highlights progress on Oyu Tolgoi and outlines a development plan to bring into production a copper and gold mine with a projected life of 35 years. It is estimated that the mine will produce over 15 million tonnes (more than 33 billion pounds) of copper and over 11 million ounces of gold, at a cash cost of US$0.40 per pound of copper, or less, subject to gold hedging.

Ivanhoe’s recent announcements have several significant implications for Entrée’s Copper Flats project:

•

The Hugo North deposit is now recognized as the richest of its kind in history and the gold:copper ratios and overall metal values in the vicinity of the Entrée-Ivanhoe property boundary are the highest in the entire deposit.

•

The extension of the Hugo North deposit onto Copper Flats has now been traced for over 600 metres and remains open to the north and to depth. Drilling results, announced by Entree on September 28, 2005, confirmed the presence of additional, high-grade, copper/gold mineralization 175 metres north of the most northerly previous intersection.

•

Ivanhoe has disclosed a targeted resource for current infill drilling at Copper Flats. It is expected that there will be sufficient drill density to estimate an inferred resource by year end for the mineralized system delineated to date.

•	The continued extension of the high-grade mineralization at Copper Flats could support the development of a mine on the property.

Greg Crowe, Entrée’s President and CEO, commented: “The value of Copper Flats is increasing as the system grows with the continuing delineation of high-grade mineralization. The development of a separate mine at Copper Flats would be very significant for Entrée.”

Ivanhoe continues its aggressive exploration of Copper Flats, which currently includes both infill drilling to upgrade the potential copper/gold resource and expansion drilling to test the continued northern extension of mineralization.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in the Company’s news releases. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab at the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Recent equity investments from Ivanhoe and Rio Tinto plc (NYSE: RTP; LSE: RIO.L – “Rio Tinto”), have increased the Company’s operating cash to approximately CDN$26 million and allowed it to expand its budgets for its independent exploration of its Lookout Hill and Ulziit Uul projects. The current program at Lookout Hill has been increased from US$3 million to an estimated US$5.1 million; while the program budget at Ulziit Uul has been increased from US$0.9 million to an estimated US$1.9 million.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

ENTRÉE GOLD TO RING AMEX OPENING BELL

Vancouver, B.C., Wednesday, October 5, 2005 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) is pleased to announce that it will ring the opening bell at the American Stock Exchange (“Amex”), on October 6, 2005. The Company began trading on the Amex under the symbol “EGI” on July 18, 2005, and continues to trade on the TSX Venture Exchange (“TSX-V”) under the symbol “ETG”.

“Entrée is honored to participate in the tradition of ringing the opening bell at the American Stock Exchange on Thursday,” said Greg Crowe, President and CEO of Entrée Gold. “Entrée’s Amex listing has greatly enhanced our visibility within the American investment community and this day represents yet another significant milestone in our corporate growth. We look forward to a long and mutually beneficial relationship with the Amex and to the continued development of our property portfolio in Mongolia.”

Entrée’s bell-ringing ceremony will be archived online at www.amex.com. It will also be made available on Entrée’s website at www.entreegold.com.

Entrée currently has approximately 66,000,000 shares outstanding, over CAD$26 million in cash, and no debt.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a junior mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Recent equity investments from Ivanhoe and Rio Tinto plc (NYSE: RTP; LSE: RIO.L – “Rio Tinto”), have increased the Company’s operating cash to approximately CDN$26 million and allowed it to expand its budgets for its independent exploration of its Lookout Hill and Ulziit Uul projects. The current program at Lookout Hill has been increased from US$3 million to an estimated US$5.1 million; while the program budget at Ulziit Uul has been increased from US$0.9 million to an estimated US$1.9 million.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.

(Registrant)

Date: October 5, 2005

By:
/s/ Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer